September 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius

Chris Edwards

Kristin Lochhead

Terence O’Brien

Re:	Tyra Biosciences, Inc.

Registration Statement on Form S-1 (File No. 333-258970)

Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Tyra Biosciences, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on September 14, 2021 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, please be advised that, as representatives of the underwriters, we have distributed approximately 976 copies of the preliminary prospectus, dated September 9, 2021, through the date hereof.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely, BOFA SECURITIES, INC. JEFFERIES LLC COWEN AND COMPANY, LLC As representatives of the Underwriters BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

JEFFERIES LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

[Signature Page to UW Acceleration Request]